ALLIED GOLD LIMITED

05 February 2007

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

DIVESTMENT OF RED DAM PROJECT

The Board of Allied Gold Limited (Allied) advises that it has entered into an Agreement for the Sale of its Red Dam Project (Red Dam) with Carbine Resources Limited (Carbine), an unlisted public company.

The consideration for the sale of the tenement is 4,020,000 fully paid ordinary shares in Carbine at an issue price of $0.20 each together with a non-refundable cash payment of $5,000.

The Agreement is subject to a number of conditions precedent including, amongst other things, Carbine completing a capital raising of $3,000,000 and listing on the Australian Stock Exchange (ASX) by no later than 30 June 2007.

The Red Dam Project is located 45km north west of Kalgoorlie in Western Australia. Allied is focused on developing the Simberi Gold Project in Papua New Guinea and the Board of Allied considers the sale of Red Dam to be in the best interest of shareholders.

The Board of Carbine is well credentialed and highly capable of adding value to the Red Dam Project. It is led by Rob Brierley, a Mining Engineer and former well-known research analyst, and complemented by mining industry stalwarts Ron Sayers and Wolf Martinick and experienced company secretary, Peter Torre.

Upon the completion of Carbines capital raising, Allied will be a substantial shareholder in the company with a 13.6% interest.

Carbine has progressed with its capital raising with a prospectus that has been lodged with the ASIC.

Carbine aims to raise $3,000,000 by issuing 15,000,000 shares at $0.20. The company plans to commence exploration and evaluation of the Red Dam Project soon after its listing on the ASX.

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au